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Map data ©2020
Dumbdumb Food Truck

Food Truck

769 Montauk Hwy
Montauk, NY 11954
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INVESTMENT OPPORTUNITY
Dumbdumb Food Truck is seeking investment to purchase cooking equipment, product purchasing, payroll, administrative expenses, permits.
Generating RevenueRenovating LocationExpanding LocationOperating Pop-upsFirst Location
Early Investor Bonus: The investment multiple is increased to 1.75 for the next $25,000 invested.
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DUMBDUMB PITCH DECK
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DDFT was born out of friendship and Hospitality in a time when we take the most comfort in outdoor dining options.

Serving hot and cold quick-pick up wraps, bowls and munchies in Montauk, NY
Using locally sourced produce whenever possible, prepared fresh daily with the highest sanitary practices.
Find us peddling our handcrafted goods at the beaches or in your neighborhood!
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THE TEAM
Jenn Walker
Patrick Forbes
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Quality Ingredients:

With over 600 farms on Long Island, DDFT has an abundance of locally sourced ingredients to choose from when crafting daily menu items.
Our goal is to provide as much produce from the LI region and its small farmers as possible.
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DDFT was born out of friendship and Hospitality in a time when we take the most comfort in outdoor dining options. DDFT is serving hot and cold quick-pick-up wraps, bowls, and munchies in Montauk, NY. We use locally sourced produce whenever possible; stimulating the local economy while keeping health-conscious consumers in mind. Our wraps, bowls, and munchies are prepared fresh daily with the highest standards in sanitary practices. You can find us delivering our handcrafted goods at the beaches in your local neighborhoods.

New England natives Jenn Walker and Patrick Forbes are lifelong Hospitality Industry experts. Understanding the current situation that our world is facing in the fallout of a pandemic, they recognized that restaurants have been forced to be reimagined. These two are doing just that by bringing fresh and tasty bites to the beaches and your backyard. Outdoor & take-out dining will continue to tick up in viability for consumers as we navigate new times during Covid-19.

DDFT is unique for acknowledging a present issue and providing a solution. Food Trucks have been around for quite some time and have prevalence in certain markets. However, Montauk has a select few that operate locally, have delivery options, and offer private functions (regularly) the same way that DDFT plans to. We have also landed exclusive food contracts for Hotels and Resorts in Montauk; meaning we provide daily meal and snack drops to guests on behalf of the Hotel & Resorts. This has worked out perfectly as NY State law requires food to be provided while consuming liquor.

DDFT is unique because we continue to pivot, remain malleable, strictly compliant, and ready for the next steps to success.

Check us out at www.dumbdumbfoodtruck.com and follow along on Instagram! @dumbdumbfoodtruck

We would allocate the funds raised to grow our business. We'd love to use the funds to add equipment to the food trailer, add staff, pay ourselves a livable salary, (by the way, everything we have accomplished thus far was self-funded and all money made has been put directly back into the business), marketing/merchandise, food product accounts (non-COD), permitting, administrative costs (website, QuickBooks, LegalZoom, insurance, taxes, etc). This will bolster our ability to continue gaining momentum and increase sales/profit.

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Data Room
Investment Round Status

$75,000

TARGET

$107,000

MAXIMUM

This investment round closes on January 13, 2021.

Intended Use of Funds
Target Raise
Maximum Raise
Equipment and final buildout of trailer $10,000
Payroll for employees $25,500
Salary for ownership $35,000
Mainvest Compensation $4,500
Total $75,000
Summary of Terms
Legal Business Name Dumbdumb Food Truck
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $25,000 invested
1.75×
Investment Multiple 1.6×
Business's Revenue Share 3%-4.3%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2027
Documents
2020 Balance Sheet
dumbdumb food truck investment deck.pdf

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$322,000	$418,600	$950,222	$1,092,755	$1,147,393
Cost of Goods Sold	$106,260	$138,138	$418,000	$480,700	$504,735
Gross Profit	$215,740	$280,462	$532,222	$612,055	$642,658

EXPENSES

	Year 1	Year 2	Year 3	Year 4	Year 5
Utilities	$10,000	$13,000	$29,510	$33,936	$35,632
Salaries	$22,000	$28,600	$64,922	$74,660	$78,393
Insurance	$10,000	$10,250	$10,506	$10,768	$11,037
Repairs & Maintenance	$10,000	$13,000	$29,510	$33,936	$35,632
Legal & Professional Fees	$5,000	$5,125	$5,253	$5,384	$5,518
Office & Admin	$5,000	$6,500	$14,755	$16,968	$17,816
Marketing	$10,000	$13,000	$29,510	$33,936	$35,632
Rent	$0	$0	$199,200	$204,180	$209,285
Operating Profit	$143,740	$190,987	$149,056	$198,287	$213,713

This information is provided by Dumbdumb Food Truck. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Financial Condition

Limited operating history

Dumbdumb Food Truck was established in June 2020

Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Historical milestones

dumbdumb food truck has been operating since June, 2020 and has since achieved the following milestones:

Opened location in Montauk, NY

Achieved revenue of $17,983 in three months of operating in 2020

Had Cost of Goods Sold (COGS) of 29% (food)

Took a minor loss in season/year one (~$2,000) which is attributed to charitable donations, lack of vendor diversity and trial/error of initial operating.

All revenue made was immediately put back into the business

Historical financial performance is not necessarily predictive of future performance.

Risk Factors

Limited Operating History

dumbdumb food truck is a newly established entity and has only a small four month history for prospective investors to consider.

Limited Operating Timetable

dumbdumb food truck, like 90% of businesses in The Hamptons, will derive 95% of their revenue/sales from Memorial Day to Labor Day, limiting their operation to seasonality.

Limited Services

dumbdumb food truck operates within a limited sector of the food service landscape, offering particular services to potential clients, making them susceptible to changes in guidelines and ability to operate within those confines.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of dumbdumb food truck to make the payments you expect, and ultimately to give you your

money back, depends on a number of factors, including many beyond our control.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Dumbdumb Food Truck competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Dumbdumb Food Truck's core business or the inability to compete successfully against the with other competitors could negatively affect Dumbdumb Food Truck's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Dumbdumb Food Truck's management or vote on and/or influence any managerial decisions regarding Dumbdumb Food Truck. Furthermore, if the founders or other key personnel of Dumbdumb Food Truck were to leave Dumbdumb Food Truck or become unable to work, Dumbdumb Food Truck (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Dumbdumb Food Truck and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Dumbdumb Food Truck is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Dumbdumb Food Truck might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Dumbdumb Food Truck is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Dumbdumb Food Truck

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Dumbdumb Food Truck's financial performance or ability to continue to operate. In the event Dumbdumb Food Truck ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Dumbdumb Food Truck nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible

that you would make a different decision if you had more information.

Lack of Ongoing Information

Dumbdumb Food Truck will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Dumbdumb Food Truck is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Dumbdumb Food Truck will carry some insurance, Dumbdumb Food Truck may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Dumbdumb Food Truck could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Dumbdumb Food Truck's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Dumbdumb Food Truck's management will coincide: you both want Dumbdumb Food Truck to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Dumbdumb Food Truck to act conservative to make sure they are best equipped to repay the Note obligations, while Dumbdumb Food Truck might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Dumbdumb Food Truck needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Dumbdumb Food Truck or management), which is responsible for monitoring Dumbdumb Food Truck's compliance with the law. Dumbdumb Food Truck will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Dumbdumb Food Truck is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Dumbdumb Food Truck fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Dumbdumb Food Truck, and the revenue of Dumbdumb Food Truck can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Dumbdumb Food Truck to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by Dumbdumb Food Truck. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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